Exhibit 99.1

BEZEQ THE ISRAEL TELECOMMUNICATION CORPORATION LIMITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS MARCH 31, 2011 (UNAUDITED)

The information contained in these financial statements constitutes a translation of the financial statements published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.

Bezeq The Israel Telecommunication Corporation Limited

Condensed Consolidated Interim Financial Statements as at March 31, 2011 (unaudited)

Somekh Chaikin
8 Hartum Street, Har Hotzvim	Telephone	972 2 531 2000
PO Box 212, Jerusalem 91001	Fax	972 2 531 2044
Israel	Internet	www.kpmg.co.il

Review Report to the Shareholders of
“Bezeq” The Israel Telecommunication Corp. Limited

Introduction
We have reviewed the accompanying financial information of Bezeq The Israel Telecommunication Corporation Limited and its subsidiaries (hereinafter - “the Group"), comprising of the condensed consolidated interim statement of financial position as of March 31, 2011 and the related condensed consolidated interim statements of income, comprehensive income, changes in equity and cash flows for the three month period then ended. The Board of Directors and Management are responsible for the preparation and presentation of this interim financial information in accordance with IAS 34  “Interim Financial Reporting”, and are also responsible for the preparation of financial information for this interim period in accordance with Section D of the Securities Regulations (Periodic and Immediate Reports), 1970. Our responsibility is to express a conclusion on this interim financial information based on our review.

We did not review the condensed interim financial information of certain consolidated subsidiaries whose assets constitute 2.6% of the total consolidated assets as of March 31, 2011, and whose revenues constitute 1.7% of the total consolidated revenues for the three month period then ended. The condensed interim financial information of those companies was reviewed by other auditors whose review reports thereon were furnished to us, and our conclusion, insofar as it relates to amounts emanating from the financial information of such companies, is based solely on the said review reports of the other auditors.

Scope of Review
We conducted our review in accordance with Standard on Review Engagements 1, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” of the Institute of Certified Public Accountants in Israel. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion
Based on our review and review reports of other auditors, nothing has come to our attention that causes us to believe that the accompanying financial information was not prepared, in all material respects, in accordance with IAS 34.

In addition to that mentioned in the previous paragraph, based on our review and the review reports of other auditors, nothing has come to our attention that causes us to believe that the accompanying interim financial information does not comply, in all material respects, with the disclosure requirements of Section D of the Securities Regulations (Periodic and Immediate Reports),1970.

Without qualifying our above conclusion, we draw attention to the claims made against the Group of which the exposure cannot yet be assessed or calculated, as described in Note 5.

Somekh Chaikin
Certified Public Accountants (Isr.)

May 11, 2011

Somekh Chaikin, a partnership registered under the Israeli Partnership Ordinance, is the Israeli member firm of KPMG International, a Swiss cooperative.

Bezeq The Israel Telecommunication Corporation Limited
Condensed Consolidated Interim Statements of Financial Position

	March 31, 2011	March 31, 2010	December 31, 2010
	(Unaudited)	(Unaudited)	(Audited)
	NIS millions	NIS millions	NIS millions

Assets

Cash and cash equivalents	681	944	365
Investments, including derivatives	20	12	7
Trade receivables	2,787	2,573	2,701
Other receivables	272	249	224
Inventory	246	181	178
Current tax assets	2	-	3
Assets classified as held for sale	20	33	29

Total current assets	4,028	3,992	3,507

Investments, including derivatives	129	128	129
Trade and other receivables	1,299	915	1,114
Property, plant and equipment	5,773	5,444	5,610
Intangible assets	2,256	1,887	2,248
Deferred and other expenses	281	294	292
Investments in equity-accounted investees (mainly loans)	1,068	1,213	1,084
Deferred tax assets	299	361	254

Total non-current assets	11,105	10,242	10,731

Total assets	15,133	14,234	14,238

Bezeq The Israel Telecommunication Corporation Limited

	March 31, 2011	March 31, 2010	December 31, 2010
	(Unaudited)	(Unaudited)	(Audited)
	NIS millions	NIS millions	NIS millions

Liabilities

Debentures, loans and borrowings	1,013	753	949
Trade payables	1,032	908	1,061
Other payables, including derivatives	1,042	739	770
Current tax liabilities	313	184	267
Deferred income	34	36	33
Provisions	260	375	251
Employee benefits	538	475	269
Dividend payable (see Note 6)	984	-	-

Total current liabilities	5,216	3,470	3,600

Debentures	1,914	2,596	1,967
Bank loans	2,711	531	2,801
Employee benefits	267	301	305
Deferred income and others	42	5	43
Provisions	69	72	69
Deferred tax liabilities	75	59	83
Dividend payable (see Note 6)	1,827	-	-

Total non-current liabilities	6,905	3,564	5,268

Total liabilities	12,121	7,034	8,868

Equity
Total equity attributable to equity holders of the Company	2,970	7,206	5,327
Non-controlling interests	42	(6)	43

Total equity	3,012	7,200	5,370

Total liabilities and equity	15,133	14,234	14,238

Shaul Elovitch	Avi Gabbay	Alan Gelman
Chairman of the Board of Directors	CEO	Deputy CEO and CFO

Date of approval of the financial statements: May 11, 2011

The attached notes are an integral part of these condensed consolidated interim financial statements

Bezeq The Israel Telecommunication Corporation Limited

Condensed Consolidated Interim Statements of Income

	For the three months ended		For the year ended
	March 31		December 31
	2011	2010	2010
	(Unaudited)	(Unaudited)	(Audited)
	NIS millions	NIS millions	NIS millions

Continuing operations
Revenues (Note 8)	2,913	2,915	11,987

Costs and expenses
Depreciation and amortization	335	343	1,409
Salaries	532	505	2,024
General and operating expenses (Note 9)	1,131	1,218	5,026
Other operating expenses (income), net	250	(25)	(216)

	2,248	2,041	8,243

Operating profit	665	874	3,744

Financing expenses( income)
Financing expenses	102	63	391
Financing income	(82)	(85)	(282)

Financing expenses (income), net	20	(22)	109

Profit after financing expenses (income), net	645	896	3,635

Share of losses of equity-accounted investees	65	23	261

Profit before income tax	580	873	3,374

Income tax	174	231	932

Profit for the period	406	642	2,442

Attributable to:
Owners of the Company	407	642	2,443
Non-controlling interests	(1)	-	(1)

Profit for the period	406	642	2,442

Earnings per share
Basic earnings per share (NIS)	0.15	0.24	0.91

Diluted earnings per share (NIS)	0.15	0.24	0.90

The attached notes are an integral part  of these condensed consolidated interim financial statements

Bezeq The Israel Telecommunication Corporation Limited

Condensed Consolidated Interim Statements of Comprehensive Income

	For the three months ended		For the year ended
	March 31		December 31
	2011	2010	2010
	(Unaudited)	(Unaudited)	(Audited)
	NIS millions	NIS millions	NIS millions

Profit for the period	406	642	2,442

Other comprehensive income (loss), net of tax	-	(1)	13

Total comprehensive income for the period	406	641	2,455

Attributable to:
Owners of the Company	407	641	2,456
Non-controlling interests	(1)	-	(1)

Total comprehensive income for the period	406	641	2,455

The attached notes are an integral part of these condensed consolidated interim financial statements

Bezeq The Israel Telecommunication Corporation Limited

Condensed Consolidated Interim Statements of Changes in Equity

	Share capital	Share premium	Capital reserve for options for employees	Capital reserve for a transaction between a corporation and a controlling shareholder	Other reserves *	Deficit	Total	Non-controlling interests	Total equity
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions
	Attributable to owners of the Company

Three months ended March 31, 2011

Balance at January 1, 2011 (audited)	6,213	378	146	390	(10)	(1,790)	5,327	43	5,370

Comprehensive income for the period (unaudited)	-	-	-	-	-	407	407	(1)	406

Transactions with owners recognized directly in equity
Dividends to Company shareholders – not in
compliance with the earnings test (unaudited) **	(2,415)	(396)	-	-	-	-	(2,811)	-	(2,811)
Share-based payments (unaudited)	-	-	43	-	-	-	43	-	43
Exercise of options for shares (unaudited)	5	18	(19)	-	-	-	4	-	4

Balance at March 31, 2011 (unaudited)	3,803	-	170	390	(10)	(1,383)	2,970	42	3,012

*	Including translation reserve, reserve from available-for-sale assets and reserve from transactions with non-controlling interests

**	See Note 6

For details of the approval of the general meeting of the Company's shareholders for distribution of a cash dividend of NIS 1.163 billion, subsequent to the reporting date, see Note 6

The attached notes are an integral part of these condensed consolidated interim financial statements

Bezeq The Israel Telecommunication Corporation Limited

Condensed Consolidated Interim Statements of Changes in Equity (Contd.)

	Share capital	Share premium	Capital reserve for options for employees	Capital reserve for a transaction between a corporation and a controlling shareholder	Other reserves *	Deficit	Total	Non-controlling interests	Total equity
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions
	Attributable to owners of the Company

Three months ended March 31, 2010

Balance at January 01, 2010 (audited)	6,187	275	210	390	(5)	(513)	6,544	(6)	6,538

Profit for the period (unaudited)	-	-	-	-	-	642	642	-	642
Other comprehensive income for the period, net of tax (unaudited)	-	-	-	-	(1)	-	(1)	-	(1)

Total comprehensive income for the period (unaudited)	-	-	-	-	(1)	642	641	-	641

Transactions with owners recognized directly in equity
Share-based payments (unaudited)	-	-	6	-	-	-	6	-	6
Exercise of options for shares (unaudited)	14	63	(62)	-	-	-	15	-	15

Balance at March 31, 2010 (unaudited)	6,201	338	154	390	(6)	129	7,206	(6)	7,200

*	Including translation reserve, reserve from available-for-sale assets and reserve from transactions with non-controlling interests

The attached notes are an integral part of these condensed consolidated interim financial statements

Bezeq The Israel Telecommunication Corporation Limited

Condensed Consolidated Interim Statements of Changes in Equity (Contd.)

	Share capital	Share premium	Capital reserve for options for employees	Capital reserve for a transaction between a corporation and a controlling shareholder	Other reserves *	Deficit	Total	Non-controlling interests	Total equity
	Audited	Audited	Audited	Audited	Audited	Audited	Audited	Audited	Audited
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions
	Attributable to owners of the Company

Year ended December 31, 2010

Balance at January 1, 2010	6,187	275	210	390	(5)	(513)	6,544	(6)	6,538

Profit for the year	-	-	-	-	-	2,443	2,443	(1)	2,442
Other comprehensive income for the year, net of tax	-	-	-	-	-	13	13	-	13

Total comprehensive income for the year	-	-	-	-	-	2,456	2,456	(1)	2,455

Transactions with owners recognized directly in equity
Dividends to Company shareholders	-	-	-	-	-	(3,733)	(3,733)	-	(3,733)
Share-based payments	-	-	39	-	-	-	39	-	39
Exercise of options for shares	26	103	(103)	-	-	-	26	-	26
Transfers by non-controlling interests, net	-	-	-	-	-	-	-	2	2
Non-controlling interests in a business combination	-	-	-	-	-	-	-	57	57
Increase in the rate of holding in a subsidiary	-	-	-	-	(5)	-	(5)	(9)	(14)

Balance at December 31, 2010	6,213	378	146	390	(10)	(1,790)	5,327	43	5,370

*	Including translation reserve, reserve from available-for-sale assets and reserve from transactions with non-controlling interests

The attached notes are an integral part of these condensed consolidated interim financial statements

Bezeq The Israel Telecommunication Corporation Limited

Condensed Consolidated Interim Statements of Cash Flows

	For the three months ended		For the year ended
	March 31		December 31
	2011	2010	2010
	(Unaudited)	(Unaudited)	(Audited)
	NIS millions	NIS millions	NIS millions

Cash flows from operating activities
Net profit for the period	406	642	2,442
Adjustments:
Depreciation	259	272	1,114
Amortization of intangible assets	70	65	269
Amortization of deferred and other expenses	6	6	26
Profit from a controlling shareholder in an investee	-	-	(57)
Share of losses of equity-accounted investees	65	23	261
Financing expenses (income), net	36	(6)	113
Capital gain, net	(44)	(27)	(171)
Expenses (income) for derivatives, net	(2)	-	12
Share-based payment	43	6	35
Income tax expenses	174	231	932
Proceeds (payment) of derivatives, net	2	(1)	(2)

Change in inventory	(70)	78	84
Change in trade and other receivables	(321)	(171)	(300)
Change in trade and other payables	95	(141)	(21)
Change in provisions	9	(4)	(136)
Change in employee benefits	231	(22)	(215)

Net income tax paid	(184)	(145)	(690)

Net cash from operating activities	775	806	3,696

Cash flow used in investing activities
Investment in intangible assets and deferred expenses	(78)	(88)	(343)
Proceeds from the sale of property, plant and equipment	187	15	133
Change in current investments, net	(8)	141	138
Purchase of property, plant and equipment	(422)	(281)	(1,279)
Proceeds from disposal of investments and long-term loans	1	2	11
Investments and long-term loans	(1)	(1)	(6)
Payment for derivatives	(11)	-	(2)
Business combinations less cash acquired	-	-	(145)
Interest received	3	-	9

Net cash used in investing activities	(329)	(212)	(1,484)

The attached notes are an integral part of these condensed  consolidated interim financial statements

Bezeq The Israel Telecommunication Corporation Limited

Condensed Interim Statements of Cash Flows (contd.)

	For the three months ended		For the year ended
	March 31		December 31
	2011	2010	2010
	(Unaudited)	(Unaudited)	(Audited)
	NIS millions	NIS millions	NIS millions

Cash flows used in financing activities
Bank loans received	-	-	2,670
Repayment of debentures	(92)	(206)	(697)
Repayment of loans	(9)	(9)	(448)
Short-term borrowing, net	(1)	-	(6)
Dividends paid	-	-	(3,733)
Interest paid	(32)	(30)	(237)
Proceeds for derivatives, net	-	-	10
Transfers by non-controlling interests, net	-	-	2
Increase in the rate of holding in a subsidiary	-	-	(14)
Proceeds from exercise of share options	4	15	26

Net cash used for financing activities	(130)	(230)	(2,427)

Net increase (decrease) in cash and cash equivalents	316	364	(215)
Cash and cash equivalents at beginning of period	365	580	580

Cash and cash equivalents at end of period	681	944	365

The attached notes are an integral part of these condensed consolidated interim financial statements

Bezeq The Israel Telecommunication Corporation Limited

Notes to the Condensed Consolidated Interim Financial Statements as at March 31, 2011

NOTE 1 – REPORTING ENTITY

A.
"Bezeq" – The Israel Telecommunication Corp. Limited. (“the Company”) is a company registered in Israel whose shares are traded on the Tel Aviv Stock Exchange. The condensed consolidated financial statements of the Company include those of the Company and its subsidiaries (together referred to as “the Group”), as well as the Group’s interest in associates. The Group is a principal provider of communication services in Israel (see also Note 10 – Segment Reporting).

B.
Beginning April 14, 2010, Shaul Elovitch is the ultimate controlling shareholder in the Company, through his holdings in Eurocom Communications Ltd., the controlling shareholder in Internet Gold-Golden Lines Ltd, which controls B Communications Ltd. (“B Communications”). B Communications holds Company shares through a company that it controls. At March 31, 2011, this company held  31.36% of the Company’s shares. Each of these companies is also considered as a controlling shareholder in the Company.

C.
The Company is subject to various sets of laws that regulate and restrict its business activities, including its tariffs. The Company’s tariffs are regulated by provisions in the Communications Law. The Company’s service fees are regulated and updated according to a linkage formula. The Company was declared a monopoly in the main areas in which it operates. All the operating segments of the Group are subject to competition. The operations of the Group are subject, in general, to government regulation and supervision. The intensifying competition and changes in the communication market could have an adverse effect on the business results of the Group.

NOTE 2 - BASIS OF PREPARATION

A.
The condensed interim consolidated financial statements have been  prepared in accordance with IAS 34 – Interim Financial Reporting, and Chapter D of the Securities Regulations (Periodic and Immediate Reports), 5730-1970.

B.
The condensed consolidated interim financial statements do not contain all the information required in full annual financial statements, and should be reviewed in the context of the annual financial statements of the Company and its subsidiaries at December 31, 2010 and the year then ended, and their accompanying notes (“the annual financial statements”). The notes to the interim financial statements include only the material changes that have occurred from the date of the most recent annual financial statements until the date of these consolidated interim financial statements.

C.	The condensed consolidated interim financial statements were approved by the Board of Directors on May 11, 2011.

D.
Use of estimates and judgment

The preparation of the condensed consolidated interim financial statements in conformity with IFRS requires management to make judgments and use estimates, assessments and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenues and expenses. Actual results may differ from the estimates used.

The judgments made by management, when applying the Group’s accounting policies and the key assumptions used in assessments that involve uncertainty, are consistent with those applied in the annual financial statements.

Bezeq The Israel Telecommunication Corporation Limited

Notes to the Condensed Consolidated Interim Financial Statements as at March 31, 2011

NOTE 3  – REPORTING PRINCIPLES AND ACCOUNTING POLICY

The significant accounting policies applied in these condensed consolidated interim financial statements are consistent with those applied in the annual financial statements for the year ended December 31, 2010, except as described below:

A.
Recognition of actuarial gains or losses

The Group does not produce in every interim reporting period an updated actuarial assessment for measuring employee benefits unless there are significant changes during the interim period in the principal actuarial assumptions in a defined benefit plan: discount rate, expected return on plan assets, employee leave rate and the rate of future salary increases. As a result, actuarial gains or losses are not recognized in the reporting period.

B.	Initial application of new accounting standards

(1)
Related party disclosures

Beginning January 1, 2011 the Group applies IAS 24 (2009) – Related Party Disclosures (“the Standard”). The Standard includes changes in the definition of a related party and modifications of disclosure requirements for government-related entities. The Standard is applied retrospectively.

The Group mapped related parties for initial application of the Standard. According to the new definition and following the mapping, new related parties were identified. The Group  had no transactions with these related parties in the reporting period and in corresponding periods.

(2)
Interim financial reporting

Beginning January 1, 2011, the Group applies the amendment to IAS 34 – "Interim Financial Reporting", significant events and transactions ("the Amendment"), issued under the Annual improvements to IFRSs, 2010 of the International Accounting Standards Board (IASB).  The Amendment expands the list of  events and transactions requiring disclosure in interim financial statements. In addition, the minimum requirement for disclosure in the current standard, prior to the Amendment, was eliminated.  Application of the Amendment did not have a material effect on the financial statements.

NOTE 4 - GROUP ENTITIES

A detailed description of the Group entities appears in Note 13 to the Group's annual financial statements as at December 31, 2010. Below are details of the material changes that occurred in connection with the Group entities since publication of the annual financial statements.

Equity-accounted associates

DBS Satellite Services (1998) Ltd.

(1)
For information about the financial position of DBS, see Note 4 to the financial statements of DBS for the three months ended March 31, 2011, attached to these reports. See also Note 6 to the financial statements of DBS regarding subsequent events.

(2)	DBS has a current debt to the Group companies of NIS 58 million, of which NIS 47 million is to the Company.

Bezeq The Israel Telecommunication Corporation Limited

Notes to the Condensed Consolidated Interim Financial Statements as at March 31, 2011

NOTE 5 – CONTINGENT LIABILITIES

During the normal course of business, legal claims were filed against Group companies or there are pending claims (hereinafter in this section: “legal claims”).

In the opinion of the managements of the Group companies, based, inter alia, on legal opinions as to the likelihood of success of the claims, the financial statements include appropriate provisions of approximately NIS 242 million, where provisions are required to cover the exposure resulting from such claims.  In the opinion of the managements of the Group companies, the additional exposure as at March 31, 2011, due to legal claims filed against the Group companies on various matters and which are unlikely to be realized, amounts to approximately NIS 16.7 billion (of which NIS 1.3 billion is for claims, which at this stage, cannot be assessed, as set out in section B below).  For updates subsequent to the reporting date, see section B below. This amount and all the amounts of the additional exposures in this note are linked to the CPI and are stated net of interest.

For applications for certification as class action suits to which the Group has exposure beyond the aforesaid (since the claims do not state an exact amount), see sections B and D below.

A detailed description of the Group's contingent liabilities appears in Note 18 to the Group's annual financial statements as at December 31, 2010. Following is a description of the Group's contingent liabilities at  March 31, 2011, classified into groups with similar characteristics.

A.
Employee claims

At March 31, 2011, the additional exposure (beyond the provisions included in these financial statements) for employee claims amounts to approximately NIS 2 billion and relates mainly to claims filed by groups of employees or individual claims with wide ramifications. In the opinion of the management of the Company, based, inter alia, on legal opinions as to the likelihood of success of the claims, the financial statements include appropriate provisions of approximately NIS 96 million, where provisions are required to cover the exposure resulting from such claims.

B.
Customer claims

At March 31, 2011, the amount of the additional exposure (beyond the provisions included in these financial statements) for customer claims amounts to approximately NIS 8.2 billion. Of these claims, there are claims amounting to NIS 3 billion, which, at this stage, cannot yet be estimated. There are other claims for which the Group has additional exposure beyond the aforesaid, which cannot be quantified, as the exact amount of the claim is not stated in the claims. In the opinion of the managements of the Group companies, based, inter alia, on legal opinions as to the likelihood of success of the claims, the financial statements include appropriate provisions of approximately NIS 57 million, where provisions are required to cover the exposure resulting from such claims.

Subsequent to the reporting date, customers of the Company filed a claim against the Company amounting to approximately NIS 127 million, for which its exposure cannot be assessed at this stage. In addition, customer claims against the Group companies with exposure of approximately NIS 366 million have been eliminated.

C.
Supplier and communication provider claims

At March 31, 2011, the amount of the additional exposure (beyond the provisions included in these financial statements) for supplier and communication provider claims amounts to approximately NIS 978 million. In the opinion of the managements of the Group companies, based, inter alia, on legal opinions as to the likelihood of success of the claims, the financial statements include appropriate provisions of approximately NIS 14 million, where provisions are required to cover the exposure resulting from such claims.

D.
Claims for punitive damages

At March 31, 2011, the amount of the additional exposure (beyond the provisions included in these financial statements) for punitive damages amounts to approximately NIS 5 billion (This amount does not include claims for which the insurance coverage is not disputed). There are other claims for which the Group has additional exposure beyond the aforesaid, which cannot be quantified, as the exact amount of the claim is not stated in the claim.

In the opinion of the managements of the Group companies, based, inter alia, on legal opinions as to the likelihood of success of the claims, the financial statements include appropriate provisions of approximately NIS 1 million, where provisions are required to cover the exposure resulting from such claims.

Bezeq The Israel Telecommunication Corporation Limited

Notes to the Condensed Consolidated Interim Financial Statements as at March 31, 2011

NOTE 5 – CONTINGENT LIABILITIES  (CONTD.)

E.
Claims by developers and companies

At March 31,  2011, the amount of the additional exposure (beyond the provisions included in these financial statements) for claims by developers and companies amounts to approximately NIS 256 million. In the opinion of the managements of the Group companies, based, inter alia, on legal opinions as to the likelihood of success of the claims, the financial statements include appropriate provisions of approximately NIS 10 million, where provisions are required to cover the exposure resulting from such claims.

F.
Claims by the State and authorities

At March 31,  2011, the amount of the additional exposure (beyond the provisions included in these financial statements) for claims by the State of Israel and authorities amounts to approximately NIS 290 million. In the opinion of the managements of the Group companies, based, inter alia, on legal opinions as to the likelihood of success of the claims, the financial statements include appropriate provisions of approximately NIS 64 million, where provisions are required to cover the exposure resulting from such claims.

For claims against DBS, see Note 5 to the financial statements of DBS as at March 31, 2010, which are attached to these financial statements.

NOTE 6 – EQUITY AND SHARE-BASED PAYMENTS

A.	Below are details of the Company's share capital:

Registered			Issued and paid up
March 31, 2011	March 31, 2010	December 31, 2010	March 31, 2011	March 31, 2010	December 31, 2010
(Unaudited)	(Unaudited)	(Audited)	(Unaudited)	(Unaudited)	(Audited)
Number of shares	Number of shares	Number of shares	Number of shares	Number of shares	Number of shares

2,825,000,000	2,749,000,000	2,825,000,000	2,691,069,862	2,674,293,490	2,685,917,052

B.
Following the exercise of options by employees in accordance with the options plans set out in Note 27 to the financial statements as at December 31, 2010, in the three months ended March 31, 2011, the Company issued 5,152,810 ordinary shares of NIS 1 par value each.

C.
Subsequent to the reporting date and through May 10, 2011, following the exercise of options by the employees, in accordance with the options plans set out in Note 27 to the financial statements as at December 31, 2010, the Company issued 10,050,973 ordinary shares of NIS 1 par value each.

D.
In March 2011, the Board of Directors of the Company approved the allotment of  1,900,000 options to Company employees, according to the 2010 employee options plan set out in Note 27(C)  to the financial statements as at December 31, 2010. The theoretical economic value of the allotted options, calculated at the date the Board of Directors approved the allotment, based on the weighted Black and Scholes model, amounts to NIS 7 million.

E.
Subsequent to the reporting date, on April 13, 2011, the general meeting of the shareholders of the Company approved  (further to the recommendation of the Board of Directors of the Company of March 7, 2011) a cash dividend distribution to the shareholders of the Company in the  amount of NIS 1.163 billion, representing NIS 0.4305716 per share and 43.05716%% of the Company’s issued and paid up capital on the record date (May 4, 2011). The dividend will be paid on May 19, 2011.

Bezeq The Israel Telecommunication Corporation Limited

Notes to the Condensed Consolidated Interim Financial Statements as at March 31, 2011

NOTE 6 – EQUITY AND SHARE-BASED PAYMENTS (CONTD.)

F.
Further to Note 21(C) to the financial statements as at December 31, 2010 regarding a planned distribution of NIS 3 billion to the Company's shareholders, a sum not in compliance with the profit test, as defined in section 302 Companies Law, 5759-1999, on March 31, 2011 the court approved the Company's petition to approve the distribution.

The dividend will be distributed in six equal semi-annual payments, in 2011-2013, (without interest or linkage payments), and to the extent possible, together with the Company’s regular dividend distribution. The first payment of NIS 500 million (which at the record date, May 4, 2011 constitutes NIS 0.1851125 per share and 18.51125% of the Company's issued and paid up capital) will be paid to shareholders on May 19, 2011.

The liability for the distribution is recognized as a financial liability and was initially measured at its present value at the date approval was received from the court.  Discounting is based on the expected payment dates, at a discount rate of 3.81% - 5.05%.

The dividend is stated as follows:

	March 31, 2011
	Dividend payable	Presented in the statement of financial position
	undiscounted	at current value
	(Unaudited)	(Unaudited)
	NIS millions	NIS millions

Current liabilities	1,000	984
Non-current liabilities	2,000	1,827

	3,000	2,811

NOTE 7 –TRANSACTIONS WITH INTERESTED AND RELATED PARTIES

A.
Further to Note 30(F) to the financial statements as at December 31, 2010, on April 13, 2011, the  general meeting of the Company’s shareholders approved a maximum bonus for 2010 for the Company's former chairman of the Board of Directors, under the terms of his employment agreement, as approved by the general meeting on June 1, 2008, of 18 monthly salaries, amounting to NIS 3.507 million.

B.
Further to Note 30(E)(2)(m) to the financial statements as at December 31, 2010 regarding a framework transaction for three years for the Company's engagement in future insurance policies to cover Directors & Officers ("D&O") liability, in April 2011, the general meeting of the Company's shareholders approved the framework agreement.

C.
Further to Note 30 (E)(2)(n) to the financial statements as at December 31, 2010 regarding the Company's engagement in a D&O liability insurance policy for one year, beginning April 14, 2011, during the month of April 2011, the general meeting of the Company’s shareholders approved the aforesaid engagement.

Bezeq The Israel Telecommunication Corporation Limited

Notes to the Condensed Consolidated Interim Financial Statements as at March 31, 2011

NOTE 8 – REVENUES

	Three months ended		Year ended
	March 31		December 31
	2011	2010*	2010*
	(Unaudited)	(Unaudited)	(Audited)
	NIS millions	NIS millions	NIS millions

Domestic fixed-line communications
Fixed line telephony	597	763	3,074
Internet - infrastructure	265	236	977
Transmission and data communications	183	182	713
Other services	64	55	226

	1,109	1,236	4,990

Cellular
Cellular services and terminal equipment	645	809	3,286
Value-added services	283	233	1,014
Sale of terminal equipment	501	286	1,176

	1,429	1,328	5,476

International communications, internet services and NEP	315	335	1,334

Other	60	16	187

	2,913	2,915	11,987

(*) Revenues from transmission, data communications and from value added services were reclassified and stated separately.

NOTE 9 – OPERATING AND GENERAL EXPENSES

	Three months ended		Year ended
	March 31		December 31
	2011	2010	2010
	(Unaudited)	(Unaudited)	(Audited)
	NIS millions	NIS millions	NIS millions

Materials and spare parts	391	263	1,049
General expenses	292	283	1,184
Cellular telephone expenses	214	436	1,866
International communication expenses	77	85	325
Building maintenance	68	64	107
Vehicle maintenance expenses	29	31	132
Services and maintenance by sub-contractors	27	33	265
Royalties to the State of Israel	27	16	74
Collection fees	6	7	24

	1,131	1,218	5,026

Bezeq The Israel Telecommunication Corporation Limited

Notes to the Condensed Consolidated Interim Financial Statements as at March 31, 2011

NOTE 10 – SEGMENT REPORTING

A.	Operating segments

	Three months ended March 31, 2011 (unaudited)
	Domestic fixed-line communication	Cellular telephone	International communication and internet services	Multi-channel television	Others	Adjustments	Consolidated
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions

External revenues	1,108	1,428	315	406	59	(406)	2,910
Inter-segment revenues	70	22	14	-	8	(111)	3

Total revenue	1,178	1,450	329	406	67	(517)	2,913

Depreciation and amortization	162	139	24	69	7	(66)	335

Segment results – operating profit	211	399	61	61	1	(68)	665

Financing expenses	80	15	3	138	1	(135)	102
Financing income	(54)	(25)	(2)	(4)	-	3	(82)

Total financing expenses (income), net	26	(10)	1	134	1	(132)	20

Segment profit (loss) after financing expenses, net	185	409	60	(73)	-	64	645
Share of losses of equity-
accounted investees	-	-	-	-	-	(65)	(65)

Segment profit (loss) before income tax	185	409	60	(73)	-	(1)	580
Income tax	62	99	14	-	-	(1)	174

Segment results – net profit (loss)	123	310	46	(73)	-	-	406

Bezeq The Israel Telecommunication Corporation Limited

Notes to the Condensed Consolidated Interim Financial Statements as at March 31, 2011

NOTE 10 – SEGMENT REPORTING (CONTD.)

A.	Operating segments (Contd.)

	Three months ended March 31, 2010 (unaudited)
	Domestic fixed-line communication	Cellular telephone	International communication and internet services	Multi-channel television	Others	Adjustments	Consolidated
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions

External revenues	1,235	1,328	335	391	13	(391)	2,911
Inter-segment revenues	69	65	8	-	6	(144)	4

Total revenue	1,304	1,393	343	391	19	(535)	2,915

Depreciation and amortization	170	149	23	64	1	(64)	343

Segment results – operating profit	490	322	61	59	1	(59)	874

Financing expenses	51	12	3	106	-	(109)	63
Financing income	(52)	(34)	(2)	(39)	-	42	(85)

Total financing expenses (income), net	(1)	(22)	1	67	-	(67)	(22)

Segment profit (loss) after financing expenses, net	491	344	60	(8)	1	8	896
Share of profits (losses) of equity- accounted investees	-	-	1	-	-	(24)	(23)

Segment profit (loss) before income tax	491	344	61	(8)	1	(16)	873
Income tax	131	85	15	-	-	-	231

Segment results – net profit (loss)	360	259	46	(8)	1	(16)	642

Bezeq The Israel Telecommunication Corporation Limited

Notes to the Condensed Consolidated Interim Financial Statements as at March 31, 2011

NOTE 10 – SEGMENT REPORTING (CONTD.)

A.	Operating segments (Contd.)

	Year ended December 31, 2010
	Domestic fixed-line communication	Cellular telephone	International communication and internet services	Multi-channel television	Others	Adjustments	Consolidated
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions

External revenues	4,990	5,474	1,333	1,578	178	(1,578)	11,975
Inter-segment revenues	273	258	47	5	32	(603)	12

Total revenue	5,263	5,732	1,380	1,583	210	(2,181)	11,987

Depreciation and amortization	690	601	94	285	15	(276)	1,409

Segment results – operating profit	2,043	1,383	320	178	14	(194)	3,744

Financing expenses	282	111	11	500	3	(516)	391
Financing income	(192)	(100)	(6)	(9)	-	25	(282)

Total financing expenses (income), net	90	11	5	491	3	(491)	109

Segment profit (loss) after financing expenses, net	1,953	1,372	315	(313)	11	297	3,635
Share of profits (losses) of equity- accounted investees	-	-	3	-	-	(264)	(261)

Segment profit (loss) before income tax	1,953	1,372	318	(313)	11	33	3,374
Income tax	527	339	65	1	4	(4)	932

Segment results – net profit (loss)	1,426	1,033	253	(314)	7	37	2,442

Bezeq The Israel Telecommunication Corporation Limited

Notes to the Condensed Consolidated Interim Financial Statements as at March 31, 2011

NOTE 10 – SEGMENT REPORTING (CONTD.)

B.	Adjustments for segment reporting of revenue, profit or loss

	Three months ended		Year ended
	March 31		December 31
	2011	2010	2010
	(Unaudited)	(Unaudited)	(Audited)
	NIS millions	NIS millions	NIS millions

Revenues

Revenues from reporting segments	3,363	3,431	13,958
Revenues from other segments	67	19	210
Elimination of revenues from inter-segment revenues except for revenues from sales to an associate reporting as a segment	(111)	(144)	(603)
Elimination of revenues from a segment classified as an associate	(406)	(391)	(1,578)

Consolidated revenues	2,913	2,915	11,987

	Three months ended		Year ended
	March 31		December 31
	2011	2010	2010
	(Unaudited)	(Unaudited)	(Audited)
	NIS millions	NIS millions	NIS millions

Profit or loss

Operating profit for reporting segments	732	932	3,924
Cancellation of expenses from a segment classified as an associate	(61)	(59)	(178)
Financing income (expenses), net	(20)	22	(109)
Share in losses of equity-accounted investees	(65)	(23)	(261)
Profit for operations classified in other categories	1	1	14
Other adjustments	(7)	-	(16)

Consolidated profit before income tax	580	873	3,374

Bezeq The Israel Telecommunication Corporation Limited

Notes to the Condensed Consolidated Interim Financial Statements as at March 31, 2011

NOTE 11 – CONDENSED FINANCIAL STATEMENTS OF PELEPHONE COMMUNICATIONS LTD. AND BEZEQ INTERNATIONAL LTD.

1.	Pelephone Communications Ltd.

A.	Statement of financial position

	March 31, 2011	March 31, 2010	December 31, 2010
	(Unaudited)	(Unaudited)	(Audited)
	NIS millions	NIS millions	NIS millions

Current assets	2,119	1,885	2,071
Non-current assets	2,970	2,876	2,821

	5,089	4,761	4,892

Current liabilities	1,159	1,120	1,198
Long-term liabilities	657	832	732

Total liabilities	1,816	1,952	1,930
Equity	3,273	2,809	2,962

	5,089	4,761	4,892

B.	Statement of income

	Three months ended		Year ended
	March 31		December 31
	2011	2010	2010
	(Unaudited)	(Unaudited)	(Audited)
	NIS millions	NIS millions	NIS millions

Revenue from services	666	873	3,536
Revenue from value added services	283	233	1,014
Revenue from terminal equipment sales	501	287	1,182

Total revenue from services and sales	1,450	1,393	5,732

Cost of services and sales	902	923	3,754

Gross profit	548	470	1,978

Selling and marketing expenses	117	119	468
General and administrative expenses	32	29	127

	149	148	595

Operating profit	399	322	1,383

Financing expenses	15	12	111
Financing income	(25)	(34)	(100)

Financing expenses (income), net	(10)	(22)	11

Profit before income tax	409	344	1,372
Income tax	99	85	339

Profit for the period	310	259	1,033

Bezeq The Israel Telecommunication Corporation Limited

Notes to the Condensed Consolidated Interim Financial Statements as at March 31, 2011

NOTE 11 – CONDENSED FINANCIAL STATEMENTS OF PELEPHONE COMMUNICATIONS LTD. AND BEZEQ INTERNATIONAL LTD. (CONTD.)

2.	Bezeq International Ltd.

A.	Statement of financial position

	March 31, 2011	March 31, 2010	December 31, 2010
	(Unaudited)	(Unaudited)	(Audited)
	NIS millions	NIS millions	NIS millions

Current assets	451	541	447
Non-current assets	619	557	591

	1,070	1,098	1,038

Current liabilities	265	310	279
Long-term liabilities	20	39	25

Total liabilities	285	349	304
Equity	785	749	734

	1,070	1,098	1,038

B.	Statement of income

	Three months ended		Year ended
	March 31		December 31
	2011	2010	2010
	(Unaudited)	(Unaudited)	(Audited)
	NIS millions	NIS millions	NIS millions

Revenue	329	343	1,380
Operating expenses	193	210	822

Gross profit	136	133	558

Selling and marketing expenses	47	44	192
General and administrative expenses	28	28	109
Other income, net	-	-	(63)

Operating profit	61	61	320

Financing expenses	3	3	11
Financing income	(2)	(2)	(6)

Financing expenses (income), net	1	1	5
Share in earnings of equity- accounted associates	-	1	3

Income before income tax	60	61	318
Income tax	14	15	65

Profit for the period	46	46	253

Bezeq The Israel Telecommunication Corporation Limited

Notes to the Condensed Consolidated Interim Financial Statements as at March 31, 2011

NOTE 12 – MATERIAL EVENTS DURING THE REPORTING PERIOD AND SUBSEQUENT EVENTS

A.
On January 24, 2011 the Company's Board of Director's approved an early retirement plan for employees. According to the plan, up to 260 employees will retire from the Company at a total cost of up to NIS 281.5 million. The expense of NIS 281.5 million for the plan was recognized  in the financial statements as other operating expenses.

B.
In March 2011 the Company applied to the Securities Authority for permission to publish a shelf prospectus and submitted a preliminary draft shelf prospectus based on the Company's financial statements as at December 31, 2010, according to which the Company may  issue, subject to the terms of the shelf prospectus, shares, debentures, convertible debentures, stock options, debenture options and marketable securities, in the scope and according to the terms set out in the shelf offering memorandums, insofar as these will be issued by the Company in the future.

C.
On May 11, 2011, the Company's Board of Directors approved raising debt of NIS 2 billion, through loans from Israeli banks and an institutional body (group). NIS 1.4 billion of the total debt will be long-term (average duration of 6.2 years) and NIS 0.6 billion of the total debt will be short term for one year. At the approval date of the report, the debt had not yet been raised. Some of the debt is expected to be raised by exercising the letter of commitment to provide long-term credit that the Company received from a bank on February 17, 2011. After the debt has been raised, the amount of credit in the letter of commitment will be reduced from NIS 1.5 billion to NIS 0.7 billion.